FOR IMMEDIATE RELEASE

May 27, 2015
ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Announces Partial Amendments to its Articles of Incorporation

Tokyo – May 27, 2015 – Advantest Corporation (the “Company”) resolved at the meeting of its board of directors today to submit to its shareholders a proposal to amend its Articles of Incorporation.  The proposal will be made at the Company’s 73rd ordinary general meeting of shareholders (the “Shareholders’ Meeting”) scheduled to be held on June 24, 2015.

1.	Reason for amendments:

As the Company has already announced in “Advantest Announces Transition to Company with Audit Committee” on March 25, 2015, in order to further strengthen the supervisory function of the Company’s board of directors and its corporate governance system and thereby enhance the Company’s enterprise value, the Company will, subject to approval at the Shareholders’ Meeting, transition its governance structure to a “company with an audit and supervisory committee.”

In connection with this transition, the Company will make amendments to its Articles of Incorporation which are necessary for the transition to a company with an audit and supervisory committee, such as introducing new provisions for the audit and supervisory committee and its members and deleting provisions related to the audit and supervisory board and its members.

Further, while the Law for Partial Amendment to the Companies Act (Law No. 90, 2014) effective as of May 1, 2015 has made the requisite conditions for outside directors of a company stricter, it also amended the scope of directors of a company who may enter into a limited liability agreement with the Company to directors who are not executive directors, etc. Given such amendment to the Companies Act, the Company will accordingly amend the relevant articles of its Articles of Incorporation which set forth the scope of directors who may enter into a limited liability agreement with the Company.

In addition, the Company will make other necessary amendments to the Articles of Incorporation of the Company, such as changes of wording and expressions and of the numbering of articles resulting from additions and/or deletions of articles, etc.

2.	Details of proposed amendments: The details of the proposed amendments are as described in the attachment.

3.	Schedule

(1)	The date of the Shareholders’ Meeting regarding the amendments to the Articles of Incorporation (planned):	June 24, 2015
(2)	Effective date of the amendments to the Articles of Incorporation (planned):	June 24, 2015

(Attachment)
The details of the proposed amendments are as follows:
(Changes (including deletions) are underlined.)
Present Article		Proposed Amendment
Article 2. (Objective)		Article 2. (Objective)
	(omitted)		(present provisions maintained)
1.	(omitted)	1.	(present provisions maintained)
2.	(omitted)	2.	(present provisions maintained)
3.	(omitted)	3.	(present provisions maintained)
4.	Lease and rental of equipment and appliances, etc., incidental to each of the foregoing items;	4.	Lease and rental of equipment, appliances, etc., incidental to each of the foregoing items;
5.	(omitted)	5.	(present provisions maintained)
6.	(omitted)	6.	(present provisions maintained)
Article 10. (Share Registration Agent)		Article 10. (Share Registration Agent)
1.	(omitted)	1.	(present provisions maintained)
2.	(omitted)	2.	(present provisions maintained)
3.	Preparation of, and maintenance and other business concerning, the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.	3.
Preparation, maintenance and other business concerning the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 19. (Number of Directors)		Article 19. (Number of Directors)
	The number of Directors of the Company shall be no more than ten (10).	1.	The number of Directors of the Company shall be no more than fifteen (15).
(Newly introduced)		2.	Among the Directors set forth in the preceding paragraph, the number of Directors who are Audit and Supervisory Committee members shall be no more than five (5).
Article 20. (Election of Directors)		Article 20. (Election of Directors)
1.	Directors shall be elected at the General Meeting of Shareholders.	1.	Directors shall be elected, distinguishing Directors who shall become Audit and Supervisory Committee members from those who shall not, at the General Meeting of Shareholders.
2.	(omitted)	2.	(present provisions maintained)
3.	Cumulative voting shall not be used for election of Directors.	3.	Cumulative voting shall not be used for resolution to elect Directors.
Article 21. (Term of Office of Directors)		Article 21. (Term of Office of Directors)
	The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.	1.
The term of office of a Director (excluding a Director who is an Audit and Supervisory Committee member) shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after his/her appointment.

(Newly introduced)		2.
The term of office of a Director who is an Audit and Supervisory Committee member shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within two (2) years after his/her appointment.

Present Article		Proposed Amendment
(Newly introduced)		3.
The term of office of a Director who is an Audit and Supervisory Committee member elected to fill the vacancy of another Director who was an Audit and Supervisory Committee member who retired before the expiration of his/her term of office shall be until the expiration of the term of office of such Director who was an Audit and Supervisory Committee member who retired.

(Newly introduced)		4.
The term of effectiveness of resolutions to elect a substitute Director who is an Audit and Supervisory Committee member in accordance with Article 329, Paragraph 3 of the Companies Act shall expire at the opening of the Ordinary General Meeting of Shareholders pertaining to the last fiscal year ending within two (2) years after such resolutions.

Article 23. (Convocation Notice and Resolutions of the Board of Directors)		Article 23. (Convocation Notice and Resolutions of the Board of Directors)
1.	A convocation notice of the Board of Directors shall be dispatched to each Director and Audit & Supervisory Board member at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.	1.
A convocation notice of the Board of Directors shall be dispatched to each Director at least three (3) days prior to the date set for a meeting; provided, however, that such period may be shortened in the case of urgency.

2.	A convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Directors and the Audit & Supervisory Board members is obtained.	2.	A convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all of the Directors is obtained.
3.	A resolution of the Board of Directors shall be adopted by a majority vote of the Directors present at the meeting at which a majority of Directors are present.	3.
A resolution of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting at which a majority of Directors who are entitled to participate in the resolution are present.

4.	If a Director submits a proposal to resolve a matter that is subject to resolution by the Board of Directors and if all the directors (limited to those Directors who are entitled to participate in the resolution of such matter) consent to such proposal in writing or digitally (except when any Audit & Supervisory Board member objects to such proposal), the Company shall deem that there was a resolution by the Board of Directors adopting such proposal.	4.
If a Director submits a proposal to resolve a matter that is subject to resolution by the Board of Directors and if all the Directors (limited to those Directors who are entitled to participate in the resolution of such matter) consent to such proposal in writing or digitally, the Company shall deem that there was a resolution by the Board of Directors adopting such proposal.

Present Article		Proposed Amendment
(Newly introduced)		Article 24. (Delegation of Decisions on Execution of Important Operational Matters)

The Company may, pursuant to the provisions of Article 399-13, Paragraph 6 of the Companies Act, delegate all or part of decisions on the execution of important operational matters (excluding the matters listed in Article 399-13, Paragraph 5 of the Companies Act) to Directors upon and in accordance with a resolution of the Board of Directors.

Article 24. (Regulations of the Board of Directors) (omitted)		Article 25. (Regulations of the Board of Directors) (present provisions maintained)
Article 25. (Minutes of Meeting of the Board of Directors)		Article 26. (Minutes of Meeting of the Board of Directors)

A summary of the proceedings, results and other matters required by laws and regulations regarding a meeting of the Board of Directors shall be recorded in the minutes in writing or digitally, and the Directors and Audit & Supervisory Board members present at the meeting shall affix their names and seals thereto or electronically sign thereon.

A summary of the proceedings, results and other matters required by laws and regulations regarding a meeting of the Board of Directors shall be recorded in the minutes in writing or digitally and the Directors present at the meeting shall affix their names and seals thereto or electronically sign thereon.

Article 26. (Remuneration, etc. of Directors)		Article 27. (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions (“Remuneration, etc.”) shall be determined at a general meeting of shareholders.

Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions shall be determined, distinguishing Directors who are Audit and Supervisory Committee members from those who are not, at a general meeting of shareholders.

Article 27. (Exemption of Directors’ Liabilities)		Article 28. (Exemption of Directors’ Liabilities)
1.	(omitted)	1.	(present provisions maintained)
2.	Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside Directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.	2.
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its Directors (excluding its Executive Directors, etc.) to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.

Article 28. (Counselors and Advisors) (omitted)		Article 29. (Counselors and Advisors) (present provisions maintained)
CHAPTER Ⅴ. AUDIT & SUPERVISORY BOARD AND ITS MEMBERS		CHAPTER Ⅴ. AUDIT AND SUPERVISORY COMMITTEE
(Newly introduced)		Article 30. (Establishment of Audit and Supervisory Committee)
The Company shall establish an Audit and Supervisory Committee.

Present Article	Proposed Amendment
(Newly introduced)	Article 31. (Convocation Notice and Resolutions of the Audit and Supervisory Committee)
1.
A convocation notice of the Audit and Supervisory Committee shall be dispatched to each Audit and Supervisory Committee member at least three (3) days prior to the date set for a meeting; provided, however, that such period may be shortened in the case of urgency.

(Newly introduced)	2.	A convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all of the Audit and Supervisory Committee members is obtained.
(Newly introduced)	3.
A resolution of the Audit and Supervisory Committee shall be adopted by a majority vote of the committee members present at a meeting at which a majority of the Audit and Supervisory Committee members who are entitled to participate in the resolution are present.

(Newly introduced)	Article 32. (Regulations of the Audit and Supervisory Committee)

Any matters concerning the Audit and Supervisory Committee shall be governed by the Regulations of the Audit and Supervisory Committee to be prescribed by the Audit and Supervisory Committee, in addition to laws and ordinances or these Articles of Incorporation.

(Newly introduced)	Article 33. (Minutes of Meeting of the Audit and Supervisory Committee)

A summary of the proceedings, results and other matters required by laws and regulations regarding a meeting of the Audit and Supervisory Committee shall be recorded in the minutes in writing or digitally, and the Audit and Supervisory Committee members present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.

Article 29. (Audit & Supervisory Board and its members)	(Deleted)
The Company shall have Audit & Supervisory Board and its members.
Article 30. (Number of Audit & Supervisory Board members)	(Deleted)
The number of Audit & Supervisory Board members of the Company shall be no more than five (5).

Present Article		Proposed Amendment
Article 31. (Election of Audit & Supervisory Board members)		(Deleted)
1.	Audit & Supervisory Board members shall be elected at the General Meeting of Shareholders.
2.
A resolution to elect an Audit & Supervisory Board member shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of the total shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.
(Deleted)
Article 32. (Term of Office of Audit & Supervisory Board members)		(Deleted)
1.
The term of office of an Audit & Supervisory Board member shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after his/her appointment.

2.
The term of office of an Audit & Supervisory Board member elected to fill a vacancy of another Audit & Supervisory Board member, who has retired before such another Audit & Supervisory Board member term of office expires, shall be until the term of office of such predecessor would expire.
(Deleted)
Article 33. (Standing Audit & Supervisory Board member(s))		(Deleted)
The Audit & Supervisory Board shall by its resolution elect standing Audit & Supervisory Board member(s).
Article 34. (Convocation Notice of the Audit & Supervisory Board and Resolution Thereof)		(Deleted)
1.
The convocation notice of the Audit & Supervisory Board shall be dispatched to each Audit & Supervisory Board member at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.
(Deleted)
2.	The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Audit & Supervisory Board members is obtained.	(Deleted)
3.	The resolution of the Audit & Supervisory Board shall be adopted by a majority of Audit & Supervisory Board members, unless otherwise provided for by laws and ordinances.	(Deleted)

Present Article	Proposed Amendment
Article 35. (Regulations of the Audit & Supervisory Board)	(Deleted)

Any matters concerning the Audit & Supervisory Board shall be governed by the Regulations of the Audit & Supervisory Board to be prescribed by the Audit & Supervisory Board in addition to the laws and ordinances or these Articles of Incorporation.

Article 36. (Minutes of Meeting of the Audit & Supervisory Board)	(Deleted)

A summary of proceedings, results and other matters required by applicable laws and regulations regarding a meeting of the Audit & Supervisory Board shall be recorded in the minutes in writing or digitally, and the Audit & Supervisory Board members present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.

Article 37. (Remuneration, etc. of Audit & Supervisory Board members)	(Deleted)
Remuneration, etc. of Audit & Supervisory Board members shall be determined at a general meeting of shareholders.
Article 38. (Exemption of Audit & Supervisory Board members’ Liabilities)	(Deleted)
1.
Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt the liabilities of its Audit & Supervisory Board members (including persons who have previously served as the Company’s Audit & Supervisory Board members) for failing to perform their duties.

2.
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside Audit & Supervisory Board members to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.
(Deleted)
Article 39. (Accounting Auditor(s)) (omitted) Article 43. (Expiration for Dividend Payment) (omitted)	Article 34. (Accounting Auditor(s)) (present provisions maintained) Article 38. (Expiration for Dividend Payment) (present provisions maintained)

Present Article	Proposed Amendment
(Newly introduced)	SUPPLEMENTARY PROVISIONS Article1. (Transition Measures)

With regard to (i) partial exemption in accordance with a resolution of the Board of Directors from liabilities for conduct of Audit & Supervisory Board members prior to the amendments to the Company’s Articles of Incorporation resolved at the Company’s 73rd ordinary general meeting of shareholders and (ii) contracts with Audit & Supervisory Board members to limit such liabilities, the provisions of Article 38 of the Company’s Articles of Incorporation prior to such amendments shall remain in effect.